Exhibit 4.21
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The ordinary shares of Spark Networks SE and the American Depository Shares Spark Networks SE, representing the right to receive 0.1 ordinary shares of Spark Networks SE, are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF ORDINARY SHARES

Share Capital

The share capital (Grundkapital) of Spark Networks SE is divided into registered ordinary no-par value shares (auf den Namen lautende Stammaktien als Stückaktien), with a nominal value of  €1.00 per share.

Ordinary Shares

Share certificates for the ordinary shares have not been issued. Furthermore, stockholders do not have the right to the issuance of a share certificate representing their share(s).

Treasury Shares

The company may hold ordinary shares as treasury shares, in accordance with local law. The treasury shares are recognized at par value and deducted from the ordinary shares of subscribed capital. Under local law, treasury shares are not entitled to stockholder rights, in particular to dividends and voting rights.

Authorized Capital (genehmigtes Kapital)

According to Spark Networks’ Articles of Association, its administrative board is authorized to increase Spark Networks’ share capital by not more than €640,000 on one or more occasions on or before October 31, 2022 in return for contributions in cash and/or in kind, by issuing new registered no-par value shares (“Authorized Capital 2017”). As a rule, the stockholders of Spark Networks shall be granted the statutory preemptive rights to the new shares. However, the stockholders’ preemptive rights are subject to the following restrictions:

•
The stockholders’ preemptive rights are excluded with respect to capital increases against cash contributions provided that the shares are issued, with reference to this provision at an issue price which is not substantially below the stock exchange price of the existing shares of Spark Networks and that the shares issued under this authorization for the exclusion of preemptive rights in total do not exceed 10% of the registered share capital;

•
The stockholders’ preemptive rights are further excluded with respect to capital increases against contributions in cash and/or in kind, if the new shares, with reference to this provision, shall be issued in the context of employee participation and/or remuneration programs or instruments to employees of Spark Networks or companies controlled by Spark Networks or companies in which Spark Networks holds an (indirect) majority interest, or to Spark Networks managing directors and/or to members of the management of companies controlled by Spark Networks or companies in which Spark Networks holds an (indirect) majority interest or to third parties which transfer the economic property and/or the economic benefits from the shares to the mentioned persons. The shares issued under this authorization for the exclusion of preemptive rights may in total not exceed 10% of the registered share capital;

•
Furthermore, the administrative board is authorized, subject to certain restrictions, to exclude the stockholders’ preemptive rights in the following cases provided for in the Spark Networks Articles (also by combining such exclusions with an exclusion of preemptive rights according to the aforementioned and following other cases):

o	In case of fractional amounts;
o
To the extent it is required in order to grant to holders or creditors, respectively, of conversion or option rights attached to convertible and/or option bonds, that are or were issued by Spark Networks or a national or foreign subsidiary in which Spark Networks either directly or indirectly holds a majority in terms of voting rights and capital, or, in case of an owned conversion right of Spark Networks, to holders or creditors, respectively, being obligated hereby, preemptive rights to the extent they would be entitled to after exercising the conversion or option rights or after fulfilling a conversion or option obligation, respectively; and

o
In case of increasing the share capital in exchange for contributions in kind, in particular to acquire companies, parts of companies or shareholdings, in the scope of joint ventures and mergers and/or for the purpose of acquiring other assets including rights and claims.

Future Share Capital; Preemptive Rights

Spark Networks’ share capital may be increased against either contributions of cash or contributions in kind by a resolution of Spark Networks’ general meeting of stockholders, or under the Spark Networks Articles by a resolution of the Administrative Board by making use of the authorized and/or contingent capital.

As a rule, Spark Networks’ stockholders have statutory preemptive rights if Spark Networks issues new shares and/or uses treasury shares; each stockholder has the right to receive new shares and/or treasury shares in proportion to such stockholder’s shareholding in Spark Networks prior to the issuance of the new shares and/or use (if treasury shares). The same applies accordingly in the case of the issuance of convertible and/or option bonds; in such cases, each stockholder has the right to receive the respective amount of convertible and/or option bonds. The stockholders’ preemptive rights may only be excluded by a stockholders’ resolution or by the Administrative Board on the basis of an authorization granted by a stockholders’ resolution (with certain statutory exceptions in the case of the use of treasury shares), and provided that the statutory requirements and the requirements stipulated by the stockholders’ resolution and/or the authorization for the respective exclusion are complied with. For more details of reasons for the exclusion of preemptive rights see above “— Authorized Capital (genehmigtes Kapital).”

Dividend and Liquidation Rights

The ordinary shares – with the exception of treasury shares – are fully entitled to dividends. Stockholders participate in dividends in proportion to the number of ordinary shares held by each stockholder. The annual general meeting of stockholders decides on the use of Spark Networks’ annual accumulated retained earnings (Bilanzgewinn), which is determined on the basis of the (unconsolidated) annual financial statements (Jahresabschluss) prepared in accordance with German GAAP, and approved by the Administrative Board. If the Administrative Board approves the annual financial statements, then it may appropriate the annual profit for the respective fiscal year to other revenue reserves (andere Gewinnrücklagen) in whole or in part. The appropriation of more than half of the annual profit for the respective year is not admissible; however, if the other revenue reserves exceed half of the share capital or insofar as they would exceed half of the share capital following such appropriation.

The general meeting may resolve to make distributions in kind, in lieu of or in addition to cash distributions.

Following the completion of a financial year, the administrative board may, in accordance with the requirements of Section 59 of the German Stock Corporation Act, pay to the stockholders an installment of the expected accumulated retained earnings.

In accordance with the German Stock Corporation Act, upon Spark Networks’ liquidation, stockholders will receive, in proportion to their shareholdings, any liquidation proceeds remaining after payment of all of Spark Networks’ liabilities.

Voting Rights and General Meetings

One vote is afforded to each ordinary share. The stockholders may exercise their voting rights only in the general meeting. Except as otherwise provided by mandatory provisions of statute or the Spark Networks Articles, resolutions of the general meeting shall be adopted by simple majority of the votes cast and, if statutory law stipulates a capital majority besides the majority of votes, by simple majority of the share capital represented at the resolution. If not provided otherwise by mandatory provisions of statute, pursuant to the Spark Networks Articles, for amendments of the Spark Networks Articles, a simple majority of votes cast suffices if at least half of the share capital is represented. If such quorum is not met, resolutions of the general meeting regarding the amendment of the Spark Networks Articles require a majority of two-thirds of the votes cast, unless statutory law provides for a higher majority. The following resolutions require the approval of a majority of at least 75% of the share capital represented at the general meeting by operation of law:

•	exclusion of preemptive rights in a capital increase;

•	capital decreases (Kapitalherabsetzung);

•	creation of authorized share capital or conditional share capital;

•	amendment to the business purpose stated in Spark Networks’s Articles;

•	dissolution (Auflösung);

•	merger (Verschmelzung) or spin-off (Abspaltung, Ausgliederung) or another corporate transformation (Maßnahmen nach dem Umwandlungsgesetz); and

•
conclusion of any domination and/or profit and loss transfer agreement (Beherrschungs- und/oder Gewinnabführungsvertrag) or similar intercompany agreements (Unternehmensverträgen) with Spark Networks being a party to such agreement.

According to the Council Regulation (EC) No 2157/2001 of October 8, 2001 on the Statute for a European company (SE), Spark Networks shall hold a general meeting at least once each calendar year, within six months after the end of the previous financial year. Pursuant to the Spark Networks Articles, the general meeting shall be held at Spark Networks’ registered office, at the location of a German stock exchange or at a place in Germany located within a 50 km radius of Spark Networks’ registered office or of the location of a German stock exchange. The general meeting shall be convened by the Administrative Board or by any further persons authorized by law. To the extent statutory law does not provide for a shorter period, the period for convening the general meeting is 30 days (not counting the day of the convocation and the day of the general meeting). The convocation of the general meeting will be published in the German federal gazette.

Notice Requirements

In accordance with the German Stock Corporation Act, each enterprise owning ordinary shares must notify Spark Networks promptly if the aggregate number of shares it holds exceeds or falls below 25% of Spark Networks’ share capital or if it acquires or disposes of the majority of Spark Networks’ voting rights. For any period in which notice is not given, the enterprise is prevented from exercising its rights as a stockholder of Spark Networks, including voting rights and dividend rights.

Stockholder Proposals

Stockholders whose aggregate shareholdings represent 5% of the share capital or the proportionate amount of  €500,000.00 of the share capital (this corresponds to 500,000 no-par value shares) may request that additional items be put on the agenda and be published prior to the general meeting of stockholders. Each new item of the agenda must also include a reason or a resolution proposal. The request must be addressed in writing to the administrative board and must be received by Spark Networks 30 days prior to the general meeting of stockholders (not counting the day of the receipt and the day of the general meeting of stockholders). Additionally, every stockholder has the right, in the general meeting of stockholders to submit procedural motions, counter-motions to the proposals of the administrative board on specific agenda items as well as proposals regarding an election of directors or auditors provided for in the agenda. Counter-motions including a reason and election proposals (such election proposals do not require a reason) received by Spark Networks no later than 14 days prior to the general meeting of stockholders (not counting the day of the receipt and the day of the general meeting of stockholders), will be made available, including the stockholder’s name, the reasoning and potential statements of the administrative board on Spark Networks’ website. Even if counter-motions and election proposals have been submitted to Spark Networks in advance, they will only be considered at the general meeting of stockholders if they are put forward by a stockholder at the general meeting of stakeholders.

Notices, Paying Agent and Depository

Spark Networks publishes official notices exclusively in the German federal gazette (Bundesanzeiger).

In addition, Spark Networks files reports and other information with the SEC as described under the section entitled “Where You Can Find More Information.”

Spark Networks has appointed German Paying and Depository Agents (Zahl- und Hinterlegungsstelle) for the ordinary shares.

DESCRIPTION OF THE AMERICAN DEPOSITARY SHARES

Each ADS represents 0.1 ordinary shares (or a right to receive 0.1 ordinary shares) deposited with BNYM SA/NV, as custodian in Brussels for The Bank of New York Mellon, as depositary for the ADSs (the “Depositary”). Each ADS also represents any other securities, cash or other property which may be held by the Depositary. The deposited shares together with any other securities, cash or other property held by the Depositary are referred to as the deposited securities. The Depositary’s office at which the ADSs are administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt (“ADR”), which is a certificate representing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in the Depository Trust & Clearing Corporation (“DTC”). If you hold ADSs directly, you are a registered ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the Depositary confirming their holdings.

As an ADS holder, Spark Networks will not treat you as one of its stockholders and you will not have stockholder rights. German law governs the rights of Spark Networks stockholders. The Depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. The Spark Networks Deposit Agreement among Spark Networks, the Depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Spark Networks Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Spark Networks Deposit Agreement. For more complete information, you should read the entire Spark Networks Deposit Agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The Depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash.   The Depositary will convert any cash dividend or other cash distribution Spark Networks pays on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Spark Networks Deposit Agreement allows the Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Ordinary Shares.   The Depositary may distribute additional ADSs representing any ordinary shares that Spark Networks distributes as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those ordinary shares) and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The Depositary may sell a portion of the distributed ordinary shares (or ADSs representing those ordinary shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional Ordinary Shares.   If Spark Networks offers holders of its securities any rights to subscribe for additional ordinary shares or any other rights, the Depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the Depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The Depositary will exercise or distribute rights only if Spark Networks asks it to and provide satisfactory assurances to the Depositary that it is legal to do so. If the Depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of ordinary shares, new ADSs representing the new ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the Depositary. U.S. securities laws may restrict the ability of the Depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions.   The Depositary will send to ADS holders anything else Spark Networks distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what Spark Networks distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what Spark Networks distributed, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from Spark Networks that it is legal to make that distribution. The Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the Depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. There is no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. Spark Networks also has no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions Spark Networks makes on the ordinary shares or any value for them if it is illegal or impractical for Spark Networks to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The Depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the Depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office, if feasible. The Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR representing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the Depositary how to vote the number of deposited ordinary shares their ADSs represent. If Spark Networks requests the Depositary to solicit your voting instructions (and Spark Networks is not required to do so), the Depositary will notify you of a stockholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the Depositary how to vote. For instructions to be valid, they much reach the Depositary by a date set by the Depositary. The Depositary will try, as far in advance as practical, subject to the laws of Germany and the provisions of Spark Networks’ organizational documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If Spark Networks does not request the Depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the Depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the Depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the underlying ordinary shares. However, you may not know about the meeting far enough in advance to withdraw the underlying ordinary shares. In any event, the Depositary will not exercise any discretion in voting deposited securities.

Spark Networks cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your ordinary shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, if Spark Networks requests the Depositary to act, Spark Networks agrees to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Spark Networks and the Depositary may change voting procedures or adopt additional procedures as Spark Networks determines may be necessary or appropriate to give effect, as closely as practicable, to voting instructions received from ADS holders.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the Spark Networks Deposit Agreement terminates
$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the Depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the Spark Networks Deposit Agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for Depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to Spark Networks to reimburse it for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to Spark Networks by the Depositary or share revenue from the fees collected from ADS holders. In performing its duties under the Spark Networks Deposit Agreement, the Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the Depositary and that may earn or share fees, spreads or commissions.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the Spark Networks Deposit Agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the Spark Networks Deposit Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the Depositary’s obligations under the Spark Networks Deposit Agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities underlying your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The Depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by a ADS holder surrendering ADSs and subject to any conditions or procedures the Depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the Depositary as a holder of deposited securities, the Depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the Depositary receives new securities in exchange for or in lieu of the old deposited securities, the Depositary will hold those replacement securities as deposited securities under the Spark Networks Deposit Agreement. However, if the Depositary decides it would not be lawful to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the Depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the Depositary will continue to hold the replacement securities, the Depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the Depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the Spark Networks Deposit Agreement be amended?

Spark Networks may agree with the Depositary to amend the Spark Networks Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the Spark Networks Deposit Agreement as amended.

How may the Spark Networks Deposit Agreement be terminated?

The Depositary will initiate termination of the Spark Networks Deposit Agreement if Spark Networks instructs it to do so. The Depositary may initiate termination of the Spark Networks Deposit Agreement if:

•	60 days have passed since the Depositary told Spark Networks it wants to resign but a successor Depositary has not been appointed and accepted its appointment;

•	Spark Networks delists the ordinary shares from an exchange on which they were listed and does not list the ordinary shares on another exchange;

•	Spark Networks enters insolvency proceedings or admits its inability to pay its debts generally;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the Spark Networks Deposit Agreement will terminate, the Depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the Depositary may sell the deposited securities. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Spark Networks Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the Depositary will sell as soon as practicable after the termination date.

After the termination date and before the Depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the Depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The Depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The Depositary will continue to collect distributions on deposited securities, but, after the termination date, the Depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the Spark Networks Deposit Agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on Spark Networks’s Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The Spark Networks Deposit Agreement expressly limits Spark Networks’s obligations and the obligations of the Depositary. It also limits Spark Networks’s liability and the liability of the Depositary. Spark Networks and the Depositary:

•	are only obligated to take the actions specifically set forth in the Spark Networks Deposit Agreement without negligence or bad faith;

•
are not liable if Spark Networks or the Depositary is prevented or delayed by law or by events or circumstances beyond its respective ability to prevent or counteract with reasonable care or effort from performing its respective obligations under the Spark Networks Deposit Agreement;

•	are not liable if Spark Networks or the Depositary exercises discretion permitted under the Spark Networks Deposit Agreement;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Spark Networks Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Spark Networks Deposit Agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Spark Networks Deposit Agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents Spark Networks believes or the Depositary believes in good faith to be genuine and to have been signed or presented by the proper person.

In the Spark Networks Deposit Agreement, Spark Networks and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of ordinary shares, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Spark Networks Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the Depositary or Spark Networks are closed or at any time if the Depositary or Spark Networks thinks it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•
when temporary delays arise because: (i) the Depositary has closed its transfer books or Spark Networks has closed its transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a stockholders’ meeting; or (iii) Spark Networks paying a dividend on the ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Spark Networks Deposit Agreement.

Direct Registration System

In the Spark Networks Deposit Agreement, all parties to the Spark Networks Deposit Agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRSs that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Spark Networks Deposit Agreement understand that the Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Spark Networks Deposit Agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the DRS/Profile system and in accordance with the Spark Networks Deposit Agreement will not constitute negligence or bad faith on the part of the Depositary.

Stockholder Communications; Inspection of Register of Holders of ADSs

The Depositary will make available for your inspection at its office all communications that it receives from Spark Networks as a holder of deposited securities that Spark Networks makes generally available to holders of deposited securities. The Depositary will send you copies of those communications or otherwise make those communications available to you if Spark Networks asks it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to Spark Networks’ business or the ADSs.